FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940



 _________________________________________________________________________
 1. Name and Address of Reporting Person
    Meyer, Edward H.



 _________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
    Grey Advertising Inc.

 _________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)


 _________________________________________________________________________
 4. Statement for Month/Year
    June 1998

 _________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)


 _________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (X) DIRECTOR
  (X) 10% OWNER
  (X) OFFICER (GIVE TITLE BELOW)
  ( ) OTHER (SPECIFY TITLE BELOW)

   Chairman of the Board and Chief Executive Officer




 ________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  (X) Form filed by One Reporting Person
  ( ) Form filed by More than One Reporting Person

 ========================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

 ________________________________________________________________________
 1. Title of Security (Instr. 3)
      Common Stock


 ________________________________________________________________________
 2. Transaction Date (Month/Day/Year)
      June  9, 1998
      June 12, 1998
      June 24, 1998
      June 26, 1998




 ________________________________________________________________________
 3. Transaction Code (Instr. 8)
      S

 ________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      (D) 300 shares at a price of $421.25 per share.
      (D) 200 shares at a price of $401.00 per share.
      (D) 300 shares at a price of $400.00 per share.*
      (D) 200 shares at a price of $411.00 per share.*


 ________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 193,575 (direct beneficial ownership)
      3,250*  (indirect beneficial ownership)

 ________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      (D)
      (I)


 ________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)
      *


 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ========================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible securities)

 ________________________________________________________________________
  1. Title of Derivative Security (Instr. 3)


 ________________________________________________________________________
  2. Conversion or Exercise Price of Derivative Security


 ________________________________________________________________________
  3. Transaction Date (Month/Day/Year)


 ________________________________________________________________________
  4. Transaction Code (Instr. 8)


 ________________________________________________________________________
  5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

 ________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)


 ________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)


 ________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)


 ________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)


 ________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)


 ________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)



 EXPLANATION OF RESPONSES:



     /s/ Edward H. Meyer                               July 7, 1998
    ---------------------------------              -------------------
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________


      * The 300 shares sold on June 24, 1998 and the 200 shares sold on June 26, 1998, were sold by a trust (the "Trust") for the benefit of Mr. Meyer's daughter, Margaret Meyer, under a Trust Agreement dated August 9, 1965. Such shares are included on this Form because Mr. Meyer's wife, Sandra Meyer, is the trustee of the Trust. Mr. Meyer disclaims beneficial ownership of the shares held by the Trust.

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).